January 9, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Anne Nguyen Parker

Re:    Blueknight Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 1-33503
Dear Ms. Parker:
This letter sets forth the responses of Blueknight Energy Partners, L.P. (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 31, 2013 (the “Comment Letter”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 1-33503) (the “Form 10-K”). The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 50

1.
You state that that your expansion capital expenditures for organic growth projects increased from $7.7 million in the twelve months ended December 31, 2011 to $17.9 million in the twelve months ended December 31, 2012. In addition, you state that you expect expansion capital expenditures for organic growth projects to be approximately $40 million to $50 million in 2013. Please revise your disclosure to identify the sources of liquidity for such expenditures and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations and liquidity and capital resources. See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.

At the time that the Form 10-K was filed, the Partnership was utilizing its credit facility that was scheduled to mature on October 25, 2014 (the “previous credit facility”) as its primary source of liquidity for expansion capital expenditures for organic growth projects. The Partnership included a description of such facility beginning on page 51 of the Form 10-K. At such time, the

Partnership also was exploring various options to refinance the previous credit facility but had not yet determined whether and on what terms to effect the refinancing. Subsequent to the filing of the Form 10-K, the Partnership entered into an amended and restated credit facility (the “amended credit facility”), as disclosed on the Partnership’s Form 8-K filed on July 1, 2013, and has utilized such facility as its primary source of liquidity for expansion capital expenditures for organic growth projects. The Partnership will expand its disclosure on the source of the funds to be used for its capital expenditures in its future filings, including its Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).
The Partnership also directs the Staff’s attention to page 41 of the Form 10-K, which describes the market dynamics taking place at the Cushing Interchange that are reasonably expected to have a material impact on sales, revenue or income from continuing operations and liquidity and capital resources, including the reversal of Seaway pipeline, the construction of the Keystone pipeline and significant production increases in Kansas, Oklahoma and Texas that are creating new supply and demand challenges affecting the market price for West Texas Intermediate crude as compared to other crude types. The Partnership will continue to include in its future filings, including the 2013 Form 10-K, a discussion of known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations and liquidity and capital resources.
Executive Compensation, page 60
Discretionary Bonus Awards, page 62

2.
You disclose that you base your discretionary bonus on overall financial performance measured by EBITDA. However, you have not disclosed what your targeted EBITDA goal was for 2012, nor your actual achievement relative to this performance measure. Corporate performance target should be disclosed. See Item 402(b)(2)(v) of Regulation S-K. We remind you of comment one from our comment letter dated December 9, 2009 and your response dated December 21, 2009.

As discussed on pages 63 and 64 of the Form 10-K, the compensation committee (the “committee”) of the Partnership’s general partner (the “general partner”) never formally adopted specific targets for incentive compensation for fiscal years 2010, 2011 or 2012, as the committee desired to keep full discretion of whether to award any bonuses related to performance during such years. In its future filings, including the 2013 Form 10-K, the Partnership will provide additional disclosure that, to the extent targets were not established in certain fiscal years, the committee retroactively examines quantitative factors related to the Partnership’s performance to determine incentive compensation awards in its sole discretion.
As disclosed on page 64 of the Form 10-K, the committee adopted a cash bonus plan on March 8, 2013 based on the Partnership’s achievement of a target cash flow generated prior to distributions (which has been set at approximately $48 million for 2013). In the 2013 Form 10-K, the Partnership will disclose the bonus payments awarded for 2013 and the achievement of this cash flow performance metric relative to the target. Further, to the extent the committee continues to adopt specific targets to be used for determining incentive compensation awards in future years, the Partnership will continue to disclose such amounts pursuant to Item 402(b)(2)(v) of Regulation S-K.

Summary Compensation Table, page 70

3.
We note that Mr. Dyer was an officer of Vitol and received his compensation solely from Vitol. We further note that Vitol and Charlesbank control your operations. Please tell us what consideration was given to disclosing Mr. Dyer’s compensation for fiscal years 2010 through 2012. Please refer by analogy to Interpretive Response 217.08 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Partnership has not disclosed Mr. Dyer’s compensation for fiscal years 2010 through 2012 because the compensation Mr. Dyer received from Vitol was not directly attributable to his service as the Chief Executive Officer of the general partner. Rather, in contrast to the circumstances described in the above-referenced Interpretive Response 217.08 of the Staff’s Compliance & Disclosure Interpretations regarding Regulation S-K, Mr. Dyer continued to provide services to Vitol and to other companies in Vitol’s portfolio throughout his tenure as Chief Executive Officer of the general partner. Vitol has the sole and exclusive right to determine the compensation of its employees and to hire and fire its employees, including Mr. Dyer, and the Partnership did not pay Vitol a management fee or reimburse Vitol for all or any part of the compensation paid to Mr. Dyer for his service to the Partnership. As a result, the Partnership believes it was not necessary to include the compensation paid by Vitol to Mr. Dyer in the Form 10-K.
*    *    *
In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Mark Hurley
Alex G. Stallings
Blueknight Energy Partners, L.P.
Karina V. Dorin, Staff Attorney

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